July 13, 2007

VIA HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Ms. H. Yuna Peng

Re:	CWABS Asset-Backed Certificates Trust 2006-12

Dear Ms. Peng:

On behalf of CWABS, Inc. (the “Company”), we thank you for your letter of June 19, 2007 addressed to Steve Bailey, the Senior Managing Director of Countrywide Home Loans Servicing LP which acts as master servicer for the above-referenced transaction.  As you know, the Company participated in the Regulation AB Pilot Program as part of its effort to ensure that the Company’s registration statement would comply with Regulation AB.  The Company welcomes your efforts to assist it in its compliance with the ongoing reporting requirements of Regulation AB and looks forward to working with you.  We have reviewed your comments to the Exchange Act reports of CWABS Asset-Backed Certificates Trust 2006-12 (the “Issuing Entity”) and have provided responses below.  If you require additional information to evaluate our responses, please do not hesitate to contact us.

Form 10-K

Signatures

COMMENT:

1.
We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity.  Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steve Bailey is the senior officer in charge of the servicing function of the master servicer.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification.  See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

RESPONSE:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

July 13, 2007
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At the time the Form 10-K was prepared, the Company was not aware of the requirement to provide an indication that the signatory was the senior officer in charge of the servicing function of the master servicer.  Footnote 1 to the Signatures section of Form 10-K provides “Print the name and title of each signing officer under his signature” and the last sentence of footnote 1 to Item 601(b)(31)(ii) of Regulation S-K indicates that “A natural person must sign the certificate in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature.”  The Company interpreted both of those provisions to only require that the title of the signatory within the Company be provided.  Consequently, the Issuing Entity’s Form 10-K and related Section 302 certification only includes the signatory’s title that was assigned by Countrywide Home Loans Servicing LP (the master servicer).  However, the Company hereby confirms that Steve Bailey is the senior officer in charge of the servicing function of Countrywide Home Loans Servicing LP.

Given that the senior officer in charge of the servicing function of the master servicer did sign the Form 10-K and the related Section 302 certification, the Company respectfully requests that it not be required to amend the Issuing Entity’s Form 10-K to indicate that Steve Bailey was the senior officer in charge of the servicing function of the master servicer.  The Company will indicate in future filings that the signatory to the Form 10-K and related Section 302 certification is the senior officer in charge of the servicing function of the master servicer.  The Company will include after the signatory’s title in the signature block for the Form 10-K and the Section 302 certificate the following phrase: “(Senior officer in charge of the servicing function of Countrywide Home Loans Servicing LP).”

Exhibits 33.1 and 33.2 - Report on Assessment of Compliance with Servicing Criteria

COMMENT:

2.
We note the statement under Applicable Servicing Criteria, “all servicing criteria set forth in Item 1122(d), to the extent required by the related transaction agreements as to any transaction . . ..”  Please revise to remove the highlighted qualifying language.

RESPONSE:

The Company has reviewed Exhibits 33.1 and 33.2 and in particular the highlighted phrase.  The Company also contacted representatives of The Bank of New York to discuss the highlighted phrase.  The highlighted phrase was included for two reasons.  First, since the assessment of compliance is made as to the entire servicing platform of the party participating in the servicing function (the “PPSF”), the highlighted phrase was intended to clarify that the assessment of compliance attached to the Form 10-K for an individual transaction was only applicable to the extent that one of the Item 1122(d) servicing functions was performed by the PPSF with respect to that transaction.  For example, the assessment of compliance by

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Countrywide Financial Corporation covers Item 1122(d)(4)(ix) regarding “adjustments to interest rates of return for pool assets with variable rates are computed based on the related pool asset documents.”  Many transactions that are part of Countrywide Financial Corporation’s platform include adjustable rate mortgage loans, and this criteria would apply.  However, Countrywide Financial Corporation is also a PPSF in a significant number of transactions where the pool assets are comprised only of fixed-rate mortgage loans.  In a transaction where the pool assets consist of only fixed-rate mortgage loans, the servicing function under Item 1122(d)(4)(ix) would not be applicable to that given transaction.

Second, the highlighted phrase was included to permit reliance on the terms of the underlying transaction agreements if those terms varied from what was contained in Item 1122(d) as permitted by Item 1122(d).  For example, Item 1122(d)(vii)(B) requires that reconciliations for all bank accounts related to the transaction “[a]re prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements.”  In this case, Section 11.10 of the Pooling and Servicing Agreement requires reconciliations of accounts to be prepared no later than 45 calendar days after the bank statement cut-off date.  The highlighted phrase was intended to indicate that the PPSF was relying on the underlying provisions of the transaction documents rather than the enunciated standard contained in Item 1122(d).

The Company can confirm that neither Countrywide Financial Corporation’s assessment of compliance nor, based on discussions with The Bank of New York, The Bank of New York’s assessment of compliance intended to exclude any Item 1122(d) criterion based on a provision of any transaction document which purportedly waived the need for the assessment of compliance to cover all of the Item 1122(d) servicing criteria which are applicable to any particular transaction.  Since the Company has confirmed that both of the PPSF’s reports assess compliance with all Item 1122(d) criteria that are implicated by a transaction for which the reports have been provided, the Company requests that it not be required to file modified versions of these reports.

COMMENT:

3.	Please also clearly state in the assessment reports that the accounting firms issued the attestation reports as of and for the period ending the end of the fiscal year covered by the Form 10-K report.

RESPONSE:

The closing paragraph of each assessment report includes the phrase that the related accounting firm has provided “an attestation report with respect to the Company’s foregoing assessment of compliance.”  Also, in each instance, the assessment of compliance is contained in the penultimate paragraph of the assessment report and begins with the phrase “With respect to the Platform and the Period. . ..”  The term “Period” is defined in Countrywide Home Loans

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Servicing LP’s assessment report as “Period: as of and for the year ended December 31, 2006.”  Period is defined in The Bank of New York’s assessment report as “Period: Twelve months ended December 31, 2006.”  The Form 10-K for the Issuing Entity indicates on its front cover that the Form 10-K is for the fiscal year ended December 31, 2006.

We believe that the use of the phrase “foregoing assessment of compliance” in the final paragraph of each assessment report refers to the assessment of compliance as of and for the period ending the end of the fiscal year covered by the Form 10-K report that is contained in each assessment report.  More importantly, the last paragraph of each of the related attestation reports indicates that those attestation reports relate to management’s assessment or assertion “as of and for the year ended December 31, 2006.”

The last paragraph of future assessment reports prepared by Countrywide Financial Corporation will use the phrase “an attestation report with respect to the Company’s foregoing assessment of compliance as of and for the year ended December 31, 200[_]”.  The Company also expects that The Bank of New York will use a similar phrase in its future assessment reports.  The Company is hopeful that this clarification in future assessment reports is acceptable and that a revision to existing assessment reports will not be necessary in light of the fact that the attestation reports do in fact cover the correct time period.

Exhibit 33.1

COMMENT:

4.
We note that the assessment of compliance statement is filed jointly by Countrywide Financial Corporation and its subsidiaries, Countrywide Home Loans, Include, Countrywide Tax Services Corporation, Newport Management Corporation, and Countrywide Home Loans Servicing, LP. Please tell us why each subsidiary is not individually providing a separate assessment of compliance or include the signatures of all subsidiaries.

RESPONSE:

The compliance testing by the Countrywide entities and KPMG LLP that is necessary to produce the assessment of compliance and the related attestation report is conducted at the same time that the compliance testing is performed in connection with the preparation of Countrywide Financial Corporation’s audited financial statements.  Since those financial statements are prepared on a consolidated basis and include the subsidiaries that are referred to in the assessment report, it was determined that a consolidated assertion and assessment would be more efficient and would be consistent with the consolidated presentation of the financial statements.  In addition, by providing a consolidated assertion and assessment, the Company and investors are assured that the entire servicing platform was assessed and attested to and no portion of that platform was excluded.  If any subsidiary of Countrywide Financial Corporation was involved in

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servicing securitization transactions that are part of the platform, that company’s compliance was assessed by Countrywide Financial Corporation and attested to by KPMG LLP.

Countrywide Financial Corporation does not outsource any mortgage loan servicing criteria that are applicable to primary mortgage loan servicers to unaffiliated parties.  The servicing platform for transactions that are serviced by Countrywide Home Loans Servicing LP is integrated with the operations of certain of its affiliates.  Particular activities are delegated to affiliates of Countrywide Home Loans Servicing LP that are specialized at performing a certain task.  If these affiliates were unaffiliated third parties, they might be considered “vendors”.  However, all affiliates that are involved in performing mortgage loan servicing functions are consolidated subsidiaries of Countrywide Financial Corporation.  Since all of the mortgage loan servicing activities are conducted “in-house”, there is one single responsible party who can assess the compliance of all of its subsidiaries’ activities and that is Countrywide Financial Corporation.  The Company believes that this results in a more understandable presentation for investors that accurately reflects the integrated servicing platform of the companies covered by the assessment of compliance.  Alternatively, if the assessment was to be divided into separate assessments for each commonly controlled subsidiary, the resulting assessments would need to include detailed disclosure of artificial divisions of servicing criteria that are in fact performed by a single servicing platform.  For investors to wade through such a labyrinth of assessments would defeat the fundamental purpose of Regulation AB – to provide better disclosure to investors.

In addition, this consolidated assessment and attestation is also consistent with past practice under USAP.  Investors are accustomed to seeing Countrywide’s compliance being assessed and attested to on a consolidated basis, and the Company strongly believes that this is the only method of presentation that accurately reflects the operation of Countrywide’s servicing platform.  It is also important to note that this form of assessment and attestation has been provided to numerous other parties that are not affiliated with Countrywide in connection with the preparation of Form 10-Ks for the related issuing entities.  None of those parties have requested that Countrywide Financial Corporation provide assessments and attestations for any individual subsidiary.

None of the subsidiaries signed the assessment letter because Countrywide Financial Corporation was acting as the single responsible party for all of its subsidiaries that participate in the servicing platform.  Since each of the subsidiaries could only assess their compliance with a portion of the Item 1122(d) criteria covered by the assessment, each subsidiary could not sign the global assessment because that subsidiary’s servicing function may not have been implicated by all of the criteria.  The only party that could assess the criteria of all of its subsidiaries’ activities that were implicated by the applicable servicing criteria in Item 1122(d) was Countrywide Financial Corporation, the parent company for all of the subsidiaries.  Consequently, Countrywide Financial Corporation was the only entity that could sign the assessment.

We acknowledge that there is no clear language in Regulation AB that prohibits or permits this presentation.  However, this presentation is consistent with historical practice and

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produces a more comprehensive assessment of compliance of the servicing activities that are performed by any subsidiary of Countrywide Financial Corporation.  This presentation also gives assurances to an investor that any servicing criteria that was undertaken by Countrywide Financial Corporation or any subsidiary of Countrywide Financial Corporation was assessed by Countrywide Financial Corporation and attested to by KPMG LLP.

COMMENT:

5.
The applicable servicing criteria section could be read in different ways and is unclear. For instance, we note the statement, “all servicing criteria set forth in Item 1122(d), to the extent required in the related agreements, except for the following paragraphs: 1122(d)(l)(iii), 1122(d)(3)(i)(B), only as it relates to information other than that contained in the monthly remittance report . . ..” This could be read to mean 1) Countrywide is responsible for 1122(d)(3)(i)(B) except if it relates to information other than that contained in the monthly remittance report . . .or 2) Countrywide is not responsible for 1122(d)(3)(i)(B) but is responsible for the part that relates to information other than that contained in the monthly remittance report . . ..” Please thoroughly revise this section to clearly state the applicable servicing criteria for which the assessing party is responsible. Please make the corresponding revisions in the attestation report.

RESPONSE:

The Company recognizes that the applicable servicing criteria section of the assessment report could be drafted more clearly but believes that there is only one interpretation that is consistent with the language in that section and the purpose of the assessment report.  First, based on the comment, the Company believes that the Staff would agree that if the clauses that begin “only as” were eliminated from the paragraph, it would be clear that the items listed after the clause that begins “except for the following paragraphs” are items that are not part of the Applicable Servicing Criteria.1  However, there are portions of those items that are not excluded

1           Below is the language at issue.  We have italicized the phrases that begin with “only as.”

Applicable Servicing Criteria: all servicing criteria set forth in Item 1122(d), to the extent required in the related agreements, except for the following paragraphs: 1122(d)(1)(iii), 1122(d)(3)(i)(B), only as it relates to information other than that contained in the monthly remittance report delivered by the servicer to the master servicer, trustee, and/or bond administrator, 1122(d)(3)(i)(D), only as it relates to the agreeing with investors' records as to the total unpaid principal balance and number of pool assets serviced by the servicer, 1122(d)(3)(ii), only as it relates to amounts other than amounts remitted by the servicer to the master servicer, trustee, and/or bond administrator, 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii), only as 1122(d)(4)(i) and 1122(d)(4)(ii) relate to the custodial operations of the pool assets and related documents (collateral file) by the document custodian responsible for

July 13, 2007
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and those are identified in the phrases that begin with “only as”.  So the assessment is indicating that the exclusion of that item is limited.  For the clause you identified, Item 1122(d)(3)(i)(B) is excluded from the Applicable Servicing Criteria only to the extent that the information is not contained in the monthly remittance report delivered by the servicer to the master servicer, trustee and/or bond administrator.

The purpose of the assessment is to assess the servicer’s compliance with the Applicable Servicing Criteria.  The interpretation provided in clause 2) of the comment would be inconsistent with this purpose as it would mean that the servicer was assessing a third party’s performance but not its own performance.  Using the language in the assessment, the clause 2)  interpretation would mean that the assessment covered information that was provided by the master servicer, trustee and/or bond administrator but not the information that was contained in the monthly remittance report delivered by the servicer to the master servicer, trustee, and/or bond administrator.  Since the servicer could not assess information that was provided by third parties over which it had no control (i.e., the information provided by the master servicer, trustee, and/or bond administrator), this interpretation would conflict with the intent of the assessment.

The Company certifies that the interpretation in clause 1) of the comment is the correct interpretation and was the intended interpretation.  The Company has also discussed this comment with KPMG LLP, and KPMG LLP concurs with this interpretation.  In light of this, the Company respectfully requests that it not be required to provide a modified assessment of Countrywide Financial Corporation or a modified attestation of KPMG LLP.  However, the Company realizes that the language in the assessment could be stated more clearly and will ensure in future filings that an affirmative statement regarding coverage is made instead of an exception to an exception.

Form 10-D for the period December 2, 2006 to January 1, 2007

COMMENT:

6.
We note that you have a prefunding period, which ends at the earlier of the date the amount in the account is less than $175,000 or August 14, 2006.  However, the disclosure under the Prefunding Detail section for all of the 10-Ds filed remain the same and does not disclose whether the money has been used to purchase additional loans or whether the balance in the prefunding account was returned to investors.  If there has been a new issuance of asset backed securities during the fiscal year, item 1121(b) requires you to provide Item 1110, 1111, and 1112 information in the Form 10-D report for the last required distribution of the fiscal year of the issuing entity. In addition, provide such updated information in such functions for the related transaction, and 1122(d)(4)(xv), only as it relates to Item 1115 of Regulation AB (derivative transactions).

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the first Form 10-D report for the period in which the prefunding period ends. Please explain to us why such information is not provided.

RESPONSE:

This comment was withdrawn by the Staff, and the Company’s attention was directed to Comments 7 and 8.

COMMENT:

7.
We note from your final prospectus filed on July 5, 2006 that you may have a prefunding period, which ends at the earlier of the date the amount in the account is less than $175,000 or August 14, 2006.  Please note that your final prospectus should disclose the amount of proceeds to be deposited in the prefunding account and disclose whether a prefunding period will be used.  Refer to Item 1111(g)(2) of Regulation AB.  Furthermore, the disclosure you provide under the “Prefunding Detail” section in Exhibit 99.1 to your 10-D is unclear to us.  Please tell us whether you had a prefunding period related to this takedown as defined in Item 1101(c)(3)(ii).  If so, please revise your “Prefunding Detail” section to clearly describe the activities related to your prefunding account or advise.  Refer to Item 1121(b) of Regulation AB.

RESPONSE:

In certain cases, the exact principal balance of the mortgage loans to be included in an issuing entity on the closing date is not known until shortly before the closing date.  There are two reasons why this may occur.  First, certain mortgage loans may prepay or may not meet the eligibility criteria, and these events may occur as late as the day before the closing date.  Second, on the date that the prospectus is printed, a sufficient amount of mortgage loans that meet the applicable criteria for the transaction may not have been selected.  For both of these reasons, the amount of prefunding that is determined several days before the closing date may not be accurate as of the closing date.  If a sufficient number of mortgage loans that meet the applicable criteria for the transaction are selected prior to the closing date, then the transaction will be fully funded with mortgage loans and the prefunding mechanism will not be applicable.  We note that the Company’s registration statement that was reviewed as part of the Regulation AB Pilot Program included similar disclosure as the disclosure contained in the Issuing Entity’s prospectus.  Rather than indicate an exact dollar figure that is likely to be inaccurate, the Company preserved the option to include prefunding in the transaction up to the 25% maximum limit that is disclosed in the prospectus.  The Company believes that this provides investors with adequate disclosure of the prefunding mechanism.

In this particular case, a sufficient number of mortgage loans were identified for inclusion in the Issuing Entity between the date on which the prospectus was printed and the closing date, and consequently, the transaction was fully funded on the closing date and the prefunding

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mechanism was not necessary.  This is why the Prefunding Detail section of the Form 10-D did not reflect an “Initial Funded Balance” that was significantly less than the “Target Funding Balance.”  The small difference between the Target Funding Amount and the Initial Funded Balance was funded with cash on the closing date which was passed through to the investors as a principal distribution on the first distribution date.  CWABS Asset-Backed Certificates Trust 2006-20 provides is an example of a transaction that was not fully funded on the closing date.  That transaction had a closing date of November 8, 2006.  A subsequent purchase of mortgage loans using funds on deposit in the prefunding account took place during the collection period that began on December 2, 2006 and ended on January 1, 2007.  Consequently, the distribution report related to the January 25, 2007 distribution date contained the relevant information regarding the prefunding in the “Prefunding Detail” section of that report.  For your convenience we have attached the “Prefunding Detail” section of that distribution report as Exhibit A.

COMMENT:

8.
Furthermore, please tell us when the asset pool was finalized. In your final prospectus filed on July 5, 2007 the principal pool balance was approximately $802 million.  We note the “Collateral Detail” section in Exhibit 99.1 filed with your 10-D on August 7, 2006.  You disclose that the total “Beginning Pool Stated Principal Balance” is $1.3 billion.  Please note that if any material pool characteristic of the actual asset pool at the time of issuance of the asset-backed securities differs by 5% or more from the description of the asset pool in the prospectus, you must disclose the information required by Items 1111 and 1112 regarding the characteristics of the actual asset pool within four business days on Form 8-K. Refer to Item 6.05 and General Instruction B.1 of Form 8-K.  Please advise.

RESPONSE:

The asset pool was finalized on the closing date.  The Company believes that no material pool characteristic of the actual asset pool at the time of issuance differed by more than 5% from the description of the asset pool in the prospectus.  The prospectus identified a statistical calculation pool that had a balance of approximately $ 802,012,162 as of the statistical calculation date.  The prospectus also indicates that “On the closing date, it is expected that the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the pre-funding account will exceed the initial aggregate certificate principal balance of the interest-bearing certificates by approximately $27,300,000.”2  This disclosure provides investors with disclosure regarding the total size of the asset pool as of the closing date.  The prospectus also provides disclosure regarding the characteristics of the statistical calculation pool and indicates that the statistical distribution of the closing date asset pool may vary, but for certain

2           See, “Summary—Credit Enhancement—Overcollateralization” on page S-11 of the prospectus.

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characteristics it will not vary by more than a specified permitted variance.3   The closing date asset pool complied with all of these collateral stipulations.

COMMENT:

Form 8-K filed on August 7, 2006

9.	The Pooling and Servicing Agreement filed as an Exhibit 4.1 does not appear to be the finalized agreement with signatures. Refer to Item 1100(f) of Regulation AB. Please revise or advise.

RESPONSE:

The Pooling and Servicing Agreement filed as Exhibit 4.1 was the final agreement; however, the conformed signatures were not included.  The Company will file an amended Form 8-K that contains the Pooling and Servicing Agreement with completed signature blocks.

* * * * *

The Company believes that the Issuing Entity has satisfied its obligations under the Exchange Act.  The Company undertakes that it will further improve its reporting by implementing the changes that have been identified in this letter in the future Exchange Act reports for all of its related issuing entities.  However, the Company is concerned that the Staff may require an amendment to the assessment reports and related attestation reports that have been provided by the parties participating in the servicing function (the “PPSFs”) and were attached to the Issuing Entity’s Form 10-K for its 2006 fiscal year.  In particular, the PPSFs have indicated to the Company that a change in the assessments of compliance for the Issuing Entity’s Form 10-K may require the PPSFs to provide revised assessments of compliance to every party to whom they previously provided assessments of compliance.  This would relate to hundreds4 of previously filed Form 10-Ks for affiliated and unaffiliated issuing entities and may result in hundreds of amended Form 10-Ks being filed.  In addition, if the assessment of compliance is revised, it appears that a corresponding attestation report would need to be prepared unless the Staff indicates otherwise.  The delivery of these revised assessments of compliance and the related filing of amended Form 10-Ks would involve significant expense.  Moreover, the filing of amended Form 10-Ks is likely to cause confusion among investors since the amended Form 10-Ks would not contain new material information that is adverse to the investors.  The changes would only clarify the information that the PPSFs have provided; the changes would not indicate

3           See, “The Mortgage Pool—General” on page S-27 of the prospectus.
4           Countrywide Financial Corporation estimates that over 400 issuing entities (including over 200 unaffiliated issuing entities) have received the prior form of assessment.  The Company did not receive an estimate from The Bank of New York as to the number of issuing entities that received their form of assessment report.

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that there was a material instance of noncompliance or indicate that any additional Item 1122(d) criteria were excluded from the assessment report.  The Company believes that new assessment reports from the PPSFs are not necessary since the Company has confirmed that compliance with all of the Item 1122(d) servicing criteria related to each transaction was assessed by the PPSFs and a related attestation report was delivered by an accounting firm.

The Company appreciates your careful review of the Exchange Act reports of the Issuing Entity and look forward to working with you to resolve any open issues.  Your comments have been very helpful in ensuring that the Company complies with every aspect of Regulation AB.  Please contact Paul Liu at (818) 225-3166 or me at 212-839-6730 to discuss any of the matters addressed by this letter.  Thank you.

Sincerely,
/s/ R.J. Carlson
R.J. Carlson

Enclosures

cc:	Max A. Webb – w/enclosures
Rolaine Bancroft – w/enclosures
Steve Bailey – w/enclosures
Paul Liu - w/enclosures
Edward J. Fine – w/enclosures

EXHIBIT A

PREFUNDING DETAIL

(Excerpt from Exhibit 99.1 of the Form 10-D filed on February 7, 2007 in connection with CWABS Asset-Backed Certificates Trust 2006-20)

[see attached]

The BANK of NEW YORK
101 Barclay Street, 4 West
New York, NY 10286

Officer: Michelle Penson
212-815-3087
Associate: Steven Chrysanthis
212-815-8318

CWABS, Inc.

CWABS Asset-Backed Certificates Trust 2006-20
Asset-Backed Certificates, Series 2006-20

Pool Level Data

Distribution Date		01/25/07
Cut-off Date		10/01/06
Record Date		12/29/06
Determination Date		01/22/07
Accrual Period 30/360	Begin	12/01/06
	End	01/01/07
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	12/26/06
	End	01/25/07
Number of Days in Actual Accrual Period		30

Prefunding Detail

	Group I	Group II	Total
Target Funding Balance	350,000,000.00	650,000,000.00	1,000,000,000.00
Initial Funded Balance	349,999,783.60	413,695,178.42	763,694,962.02
Initial Unfunded Balance	216.40	236,304,821.58	236,305,037.98
Subsequent Prefunded Deposit	0.00	236,304,246.14	236,304,246.14
Subsequent Funded Balance	349,999,783.60	649,999,424.56	999,999,208.16
Subsequent Unfunded Balance	216.40	575.44	791.84

Ending Unfunded Amounts will be passed through as Principal at the End of the Prefunding Period

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